SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated June 9, 2004

Amended October 21, 2004 solely to include
a revised exhibit and exhibit index

IMI International Medical Innovations Inc.

Commission File Number 1-31360

615-4211 Yonge Street
Toronto, Ontario M2P 2A9
CANADA
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IMI International Medical Innovations Inc.
Form 6-K

On June 9, 2004 the Corporation filed a redacted version of its May 28, 2004 exclusive worldwide non-Canadian license, development and supply agreement with McNeil Consumer Healthcare for IMI’s non-invasive cardiovascular risk assessment technology. McNeil and its worldwide affiliates will market and distribute IMI’s predictive tests for coronary artery disease under the brand name PREVU* Coronary Heart Disease Predictor. Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, the notation was not indicated on the previous filing. The amended redacted agreement is filed as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMI International Medical Innovations Inc.

Date: October 21, 2004	By:	/s/ Ronald G. Hosking

Ronald G. Hosking
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

99.1*	The Registrant’s Redacted Agreement, titled:

LICENSE, DEVELOPMENT AND SUPPLY AGREEMENT BETWEEN McNEIL PDI Inc. (acting through its McNEIL Consumer Healthcare Division), a corporation existing under the laws of Canada, AND McNEIL Consumer & Specialty Pharmaceuticals Division of McNEIL-PPC, Inc., a corporation existing under the laws of New Jersey, U.S.A. AND IMI INTERNATIONAL MEDICAL INNOVATIONS INC.,a corporation existing under the laws of Canada, AND IMI INTERNATIONAL MEDICAL INNOVATIONS INC., a corporation existing under the laws of Switzerland

Dated May 28, 2004

*Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.